

February 14, 2012

Via E-mail
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re:** **EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 27, 2012**
> **File No. 000-14039**

Dear Mr. Edgerton:

We have reviewed the above-referenced filing and the related response letter dated January 20, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2011.

Market and Competition

Market, page 18

1. We reissue prior comment 1. Please provide us with complete hard copies of the third-party reports referenced in your document. As we stated in our prior comment, the reports should be marked or highlighted to show the information from the report that is referenced in your document with cross-references to the pages in your document where such information is cited.

Management's Discussion and Analysis f Financial Condition and Results of Operations

Results of Operations

General

2. We note your reference to "new marketing efforts" on page 36 and the "restructuring of the marketing and sales processes" on page 38. Please revise your disclosures to explain further what these activities involved and enhance your discussion regarding the impact of such activities on your results of operations. Also, tell us whether you recorded any

charges related to your restructuring activities and if so, tell us how you considered the guidance in ASC 420.

Liquidity, page 38

3.   Please continue to provide us with any updates, changes, or delays to the status of the expected revenues associated with the five executed contracts discussed on page 38 of the filing.

4.   We refer to your revisions made in response to prior comment 4. You state that the five executed contracts relating to pending installations are material to the growth of your company. Please provide your analysis as to why these contracts have not been filed as exhibits to your document. See Item 15 of Form 10 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Contractual Obligations, page 39

5.   Your response to prior comment 7 refers to the terms of the obligation owed to Techrescue, however, the amounts due for "distributions due to the LLC members" appear to be pursuant to an agreement between the company and SueMac. Please explain the apparent inconsistencies between your response and your revised disclosures on page 40. In this regard, please clarify whether the $119,811 due at September 30, 2011 relates to the "inter-company" accounting for employee and other expenses due to Telerescue or whether it relates to interest on the unit purchase agreement due to SueMac as defined in Exhibit 10.3. Also, revise your footnote disclosures to include a detailed discussion of this obligation.

6.   We further note that Exhibit 10.3 does not appear to be signed and or dated. Please clarify whether you have filed the final copy of the Unit Purchase Agreement with your exhibits or revise accordingly. In addition, pursuant to Item 3 of the Exhibit, it appears that you have a continuing obligation to pay interest to SueMac at a rate of $3,200 per month until such time that the company's shares are trading at or above $1.00 for 20 consecutive days. Please explain further how these terms agree to your disclosures, which appear to indicate that you are only committed to make preferred distributions until such time as a registration statement is filed. Also, please clarify whether you continue to accrue each month for this obligation and if not, explain why. Further, tell us and revise note (a) to the contractual obligations table to disclose the current amount due under this obligation. In addition, please revise your financial statement footnote disclosures to include a discussion of this obligation.

Item 6. Executive Compensation

Compensation Discussion and Analysis, page 43

7.   We note that you have chosen to include a "Compensation Discussion and Analysis" following your summary compensation table. We further note the increases in the base salaries of your three executive officers in 2011. Please describe the factors considered in your decision to materially increase the base salaries of your executive officers. Please note that Item 402(o) requires you to provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset – Software, page F-9

8.   You indicate in your response to prior comment 14 that you will revise the disclosures in Note 5 to include an explanation of the cost-basis accounting decision agreement to value the intangible assets acquired from Telerescue. Our prior comment asked that you provide the specific accounting guidance relied upon by the LLC when initially accounting for this transaction in 2007. It is unclear how your response and revised disclosures addressed our prior comment. Please provide all the specific accounting guidance considered in accounting for this transaction and be sure your response addresses your consideration of the fact that this was a related-party transaction. Also, tell us how you determined the fair value of the software acquired in this transaction.

9.   Please provide us with a copy of the patent purchase agreement between the company and Telerescue in fiscal 2007. Also, provide us with a copy of the $10.0 million note payable related to this asset purchase.

10.   You state in your response to our prior comment 16 that you will provide additional clarification in the financial statement footnotes and the critical accounting policy disclosures to address our comment, however, it appears that no such revisions were made. As previously requested in prior comment 16 and also in comment 27 of our letter dated October 17, 2011, please revise to describe the methodologies and significant assumptions used in the impairment analysis for your software intangible asset.   In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, etc. In addition, tell us how you determined that a five year discounted cash flow analysis supports the remaining 7.5 year useful life of this asset as of December 31, 2010. Also, further explain how you determined that reliance on your discounted cash flow analysis was reasonable in light of your disclosure on page 31, which indicates that you are unable to accurately forecast your revenues and that no assurances can be made that you will become profitable or provide positive cash flows.

Note 11. Subsequent Events

Warrant, page F-13

11.   We note to your response to prior comment 17.   However, your response and
        amendment do not describe the exercise and adjustment provisions for the warrants
        issued during fiscal 2011 nor how you considered such provisions in your accounting for
        the warrants, as previously requested. In this regard, tell us how you considered the
        terms of such warrants in determining whether classification as a liability or equity is
        appropriate. In your response, specifically address your consideration of the guidance in
        ASC 815 in your accounting for such warrants. In addition, tell us your consideration to
        include the warrant agreement as an Exhibit to your registration statement pursuant to
        Item 601 of Regulation S-K.

Exhibit 23.1

12.   We note that the consent filed with your January 27, 2012 Form 10-12G/A refers to your
        Form 10 dated November 23, 2011. Please revise accordingly and ensure that your future
        consents refer to the correct filing.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the
financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at
(202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

                                                        Sincerely,

                                                        /s/ Barbara C. Jacobs

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via E-mail
        Steven Talbot, Esq.